SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13D-1(A) AND

AMENDMENTS THERETO PURSUANT TO RULE 13D-2(A)

(Amendment No. 3)*

Orange 21 Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

685317109

(CUSIP Number)

John Pound

Integrity Brands Fund, L.P.

53 Westbourne Terrace

Brookline, MA 02446

(617) 731-4070

With a copy to:

Christopher M. Forrester, Esq.

Morrison & Foerster LLP

12531 High Bluff Drive, Suite 100

San Diego, CA 92130

(858) 720-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 685317109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Integrity Brands Fund, L.P. I.R.S. Identification No. 20-3964059
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,531,994
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,531,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 685317109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Integrity Brands Partners LLC I.R.S. Identification No. 20-3964000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,531,994
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,531,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 685317109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John Pound
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,531,994
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,531,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 685317109

This joint statement of The Integrity Brands Fund, L.P., a Delaware limited partnership (the “Fund”), The Integrity Brands Partners LLC, a Delaware limited liability company (the “General Partner”) and John Pound, the Manager of the General Partner (collectively with the Fund and the General Partner, the “Reporting Persons”) on Schedule 13D dated May 22, 2006, as amended by Amendment No.1 to Schedule 13D dated October 12, 2006, and Amendment No. 2 to Schedule 13D dated December 11, 2007, is hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The source of funds used to acquire the Common Stock directly owned by the Fund was the working capital of the Fund in the amount of approximately $6,839,861. Mr. Pound and the General Partner do not directly own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Issuer:

(i) the Fund beneficially owns 1,531,994 shares of the Issuer’s Common Stock, representing 18.8% of the Issuer’s Common Stock. The calculation of percentage of beneficial ownership in Item 13 of pages 2, 3 and 4 was derived from the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 14, 2007, in which the Issuer stated that the number of shares of its Common Stock, $0.0001 par value, outstanding as of November 9, 2007 was 8,149,941; and

(ii) the General Partner may be deemed to beneficially own all shares of Common Stock beneficially owned by the Fund and Mr. Pound, based on his position as the sole Manager of the General Partner, may be deemed to beneficially own all shares of Common Stock deemed to be beneficially owned by the General Partner.

(b) With regard to all shares of Common Stock owned by the Reporting Persons, dispositive power and voting power may be deemed to be shared.

(c) The following transactions in the Common Stock were the only transactions effected by the Reporting Persons since October 14, 2007, the date which is 60 days prior to the event requiring the filing of this statement:

Person	Date	No. of Shares Purchased/Sold	Purchased/(Sale) Price Per Share
The Integrity Brands Fund, L.P.	11/27/07	300,000	$4.70
The Integrity Brands Fund, L.P.	11/28/07	90,500	$4.794
The Integrity Brands Fund, L.P.	11/29/07	1,000	$4.725
The Integrity Brands Fund, L.P.	12/13/07	390,494	$4.60

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. The purchase and sale prices do not reflect brokerage commissions paid.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE INTEGRITY BRANDS FUND, L.P. By: Integrity Brands Partners LLC, its general partner

/s/ John Pound
Date: December 17, 2007	Name:	John Pound
	Title:	Manager

INTEGRITY BRANDS PARTNERS LLC

	By:	/s/ John Pound
John Pound
Manager

	By:	/s/ John Pound
John Pound